

Strictly Private & Confidential

THE LESLIE FAY COMPANY, INC.

Presentation to the Special Committee of the Board of Directors

MARCH 23, 2001

CDG

TABLE OF CONTENTS

TRANSACTION OVERVIEW

CDG

TRANSACTION OVERVIEW

SUMMARY OF PROPOSED TRANSACTION

Terms / Conditions	Comments
Equity Purchase Price[1]:	$31,455,060
Equity Purchase Price Per Share:	$5.00
Form of Consideration:	Cash
Transaction Structure:	Merger by and among Three Cities Fund II, Three Cities Offshore II (together the "Buyers"), LF Acquisition Co. ("Parent"), LF Merger Co. ("Merger Sub") and Leslie Fay Company, Inc. (or the "Company"). The Company to continue as the surviving corporation.
Termination Provisions:	Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the Requisite Company Vote, as follows: (a) by mutual written consent of Buyers and the Company; (b) by either Buyers, or the Company, if the Merger has not been consummated on or before July 31, 2001; (c) by Buyers, if the Board of Directors of the Company, Special Committee or any other committee shall have withdrawn or modified approval of the Agreement, or proposed to approve or recommend any Takeover Proposal; (d) by the Company, if the Company receives a Superior Proposal; or (e) by the Buyers or the Company, if the Requisite Company Vote has not been obtained at the relevant stockholders' meeting.
Conditions to Closing:	Leslie Fay Board of Directors and stockholder approval Reps and warranties No material adverse change
Termination Date:	July 31, 2001

Note: Capitalized terms are defined in proposed purchase agreement.
(1)   Includes 610,318 common shares issued for conversion of stock options valued in the money at the offer price.



LESLIE FAY OVERVIEW

CDG

LESLIE FAY OVERVIEW

BUSINESS DESCRIPTION

? Engaged in the design and sale of diversified lines of women's dresses and sportswear. Manufacturing is outsourced.

? Products focus on career, social occasion and evening clothing, covering a broad retail price range and offering a wide selection of styles, fabrics and colors suitable for different ages, sizes and fashion preferences.

? In 2000, approximately 89% of dress and sportswear sales were produced abroad and imported into the U.S. from the Caribbean Basin countries of Guatemala and El Salvador and selected contractors in the Far Eastern countries of Taiwan, South Korea and the People's Republic of China, including Hong Kong

KEY BRANDS

Dress Products:

? Leslie Fay, Leslie Fay Petite, Leslie Fay Women, Leslie Fay Women's Petites

? David Warren, Warren Petite, Rimini, Reggio, Leslie Fay Evening

? Liz Claiborne Dress, Cynthia Steffe

Sports Products:

? Leslie Fay Sportswear, Leslie Fay Sportswear Petite, Leslie Fay Sportswear Woman, Joan Leslie, Haberdashery by Leslie Fay

? Outlander, Outlander Studio, Outlander Petite, Outlander Woman

COMPANY FACTS

Ticker / Exchange	LFAY / NASDAQ
Headquarters	New York, New York
Year Founded	1947
CEO	John A. Ward
Chairman	John J. Pomerantz
FY 2000E[1] Revenue	$212.7 Million
FY 2000E [1, 2] EBITDA	$5.4 Million
Fully Diluted Shares Outstanding[3]	6,457,511

Note:

(1) FY 2000 draft 10-K

(2) Adjusted for non-recurring items.

(3) Consists of 5,680,694 shares outstanding and 776,817 options outstanding and exercisable, as of December 31, 2000, Management estimate.

MARKETS & DISTRIBUTION (FY 2000E)



- Dillard's Department Stores
- Federated Department Stores
- May Department Stores
- JC Penny
- Marshalls/T.J. Maxx
- Other

Source: FY 2000 draft 10-K.



LESLIE FAY OVERVIEW

FINANCIAL STATISTICS: 1998A – 2005F

				Projected Fiscal Year Ending December 31,				
(Dollars in millions, Except per Share Data)	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**
Revenues	$152.9	$197.4	$212.7	$201.6	$217.2	$228.6	$238.0	$246.3
Gross Profit	37.3	48.8	47.3	54.3	59.2	63.0	66.4	69.4
Other Operating Expense (Income)	0.4	(0.1)	10.1	9.3	10.2	10.9	11.4	11.9
EBITDA	8.9	10.9	5.4	13.9	16.1	17.9	19.3	20.5
Depreciation	0.4	1.4	1.7	2.0	2.4	2.5	2.5	2.5
EBIT	13.0	14.1	4.0	11.3	13.1	14.8	16.2	17.3
Other Expense (Income)	0.0	0.9	(10.8)	1.8	1.8	1.9	2.0	2.0
Net Interest Expense (Income)	1.0	2.3	3.0	0.1	(0.2)	(0.5)	(0.8)	(1.3)
Net Income	8.9	8.3	7.7	5.4	6.7	7.8	8.7	9.6
Basic EPS	$1.35	$1.46	$1.36	$0.96	$1.17	$1.36	$1.54	$1.69
Total Assets	$67.8	$69.0	$87.9	$87.6	$95.0	$104.2	$113.4	$124.5
Cash and Equivalents	4.2	5.5	8.9	16.8	20.2	26.8	34.5	44.2
Total Debt (a)	1.2	5.1	4.1	3.0	2.0	1.0	0.0	0.0
Capital Expenditures	0.0	2.3	1.6	2.0	2.0	2.5	2.5	2.5
Financial Ratios								
Gross Margin	24.4%	24.7%	22.3%	26.9%	27.2%	27.6%	27.9%	28.2%
EBITDA Margin	5.8%	5.5%	2.5%	6.9%	7.4%	7.8%	8.1%	8.3%
EBIT Margin	8.5%	7.2%	1.9%	5.6%	6.0%	6.5%	6.8%	7.0%
EBITDA / Net Interest	9.3x	4.8x	1.8x	164.2x	(73.0x)	(34.5x)	(23.6x)	(15.4x)
Net Debt / EBITDA	(0.3x)	(0.0x)	(0.9x)	(1.0x)	(1.1x)	(1.4x)	(1.8x)	(2.2x)

Notes:

Management projections (Base Case). and FY 2000 draft 10-K

(a) Includes straight and convertible debt; excluding straight and convertible preferred stock.



LESLIE FAY OVERVIEW

FINANCIAL STATISTICS: 1998A – 2005F

?   Management's Base Case plan projects revenue growth for the period of 2000-2005 of 3% (CAGR) and EBITDA growth of almost 31%

TRENDED OPERATING DATA: REVENUE

(Dollars in Millions)



Source: Management projections (Base Case).

TRENDED OPERATING DATA: EBITDA

(Dollars in Millions)



Source: Management projections (Base Case).

4



LESLIE FAY OVERVIEW

BUSINESS LINES AND 2000E PERFORMANCE

- ? Operating performance between the Company's business lines has varied significantly both in terms of revenue size and EBITDA contribution

- ? LF Dress, the Company's largest business line, accounted for approximately 44% of FY 2000E revenue and was the largest contributor to consolidated EBITDA

(Dollars in Millions)

The Leslie Fay Co.
Revenue: $212.7
EBITDA: $5.4

LF Dress	Joan Leslie	Leslie Fay Haberdashery	David Warren
Revenue: $93.8	Revenue: $26.4	Revenue: $13.2	Revenue: $25.1
EBITDA: $5.0	EBITDA: $3.3	EBITDA: ($0.6)	EBITDA: ($0.3)

Rimini	Liz Claiborne Dress (1)	Cynthia Steffe (2)	Other (3)
Revenue: $12.7	Revenue: $24.8	Revenue: $3.0	Revenue: $13.8
EBITDA: ($0.0)	EBITDA: ($0.3)	EBITDA: ($1.1)	EBITDA: ($0.5)

Source: Management projections and FY 2000 draft 10-K.
(1) Entered into a license agreement on February 15, 2000.
(2) Acquisition date: April 18, 2000.
(3) Includes licensing business and corporate overhead.



LESLIE FAY OVERVIEW

BUSINESS LINES

Business Unit	Strategy / Risks
Leslie Fay Dress	**Mature moderate dress business sold in US department stores** *Strategy:* • Modify manufacturing and sales calendar to improve "cut to order" • Focus on Return on Net Assets ("RONA") rather than sales by selling to stores/branches • Lower allowances, which will be driven by improved retail selling and improved sales analysis • Mark-up improvements will be driven more by cost reductions than higher prices *Key Risks:* • Continued promotional retail environment • De-emphasis of the dress category at retail level • Aging "Leslie Fay" brand customer
Joan Leslie	**Private label sportswear program manufactured exclusively for Dillard's** *Strategy:* • Close coordination with Dillard's in all design concepts and "cut" decisions • Broaden base fabric selections including greater knit penetration *Key Risks:* • Overall performance pressure on Dillard's • Leslie Fay manufactures more dresses than sportswear
Leslie Fay Haberdashery	**Nationally branded coordinated sportswear program sold to department stores** *Strategy:* • Continue orderly re-opening of prior LF Sportswear doors • Provide an edited but "coordinated" line at "separates" prices • Improve mark-up with larger cutting tickets • Support limited basics program to allow for "quick response" re-orders *Key Risks:* • Small volume compared to other sportswear "power brands" • Leslie Fay manufactures more dresses than sportswear

LESLIE FAY OVERVIEW

BUSINESS LINES

Business Unit	Strategy / Risks
David Warren	**A better dress resource to department stores aimed at opening price points** *Strategy:* • Re-enter doors lost due to poor selling in 2000 • Modify manufacturing and sales calendar to improve "cut to order" • Correct garment "fit" problems • Priced below Liz Claiborne Dress • Launch special product programs with Nordstrom and others *Key Risks:* • Does not command a price premium • Is not a "must buy" brand • Erratic selling performance
Rimini	**A better-to bridge priced line of special occasion and "mother of the bride" dresses** *Strategy:* • Lower prices 15-20% to broaden department store appeal • Re-enter doors lost due to poor selling in 2000 • Modify manufacturing and sales calendar to improve "cut to order" • Correct garment "fit" problems • Launch special product programs with Cache and others *Key Risks:* • Is not a "must buy" brand • Erratic selling performance • High expense structure



LESLIE FAY OVERVIEW

BUSINESS LINES

Business Unit	Strategy / Risks
Liz Claiborne Dress	**Line of "better" dresses manufactured under a license agreement with Liz Claiborne** *Strategy:* • Develop a profitable dress business following years of decline at Liz Claiborne • Lower prices • Modify manufacturing and sales calendar to "cut to order" • Potential launch of Liz Suits & Liz Evenings *Key Risks:* • 6% royalty payments causes low margins • Erratic selling performance • Maintain quality/fit while achieving lower prices and target mark-up
Cynthia Steffe	**Markets a line of contemporary sportswear and "better" to "bridge" and "designer" price points** *Strategy:* • Re-launch the "orange" label and "black" label sportswear product after years of difficulty • Brand building through marketing, publicity and shows • Re-build sales team *Key Risks:* • High fashion risks • Limited brand-building "open-to-spend" • Is not a "must buy" brand
Other	**Consists of:** • Licensing business which generated royalty income of $1.2 million in 2000 • Reggio business line for 2000, which has been discontinued • Leslie Fay Sportswear, which has become part of Leslie Fay Haberdashery • Leslie Fay Corporate Overhead

LESLIE FAY OVERVIEW

3 YEAR STOCK PERFORMANCE

? Leslie Fay's stock price has performed well below the S&P 500 index over the past three years, reflecting in part a general investor lack of interest in apparel stocks

? During the past twelve months the Company's stock price has traded between $2.69 - $5.88, reaching its low on January 16th 2001





LESLIE FAY OVERVIEW

RECENT EVENTS

Date	Event
January 16, 2001	Announced that Three Cities Research, Inc., Three Cities Fund II, L.P. and Three Cities Offshore II, C.V. have made a proposal to acquire all the outstanding shares of common stock of the Company not currently owned by Three Cities Funds for a cash price of $3.50 per share.
November 17, 2000	Kayser-Roth Corporation, an affiliate of the Golden Lady Group, announced that it had purchased the Hue Legwear brand name from the Company.
May 22, 2000	Announced that John Ward has replaced John Pomerantz as Chief Executive Officer.
May 4, 2000	Announced that it signed a license agreement with Bruscan, Inc. to manufacture a line of women's shoes using the Leslie Fay trademark.
April 18, 2000	Announced that it signed a definitive agreement with Cynthia Steffe, Inc., in which the Company would purchase substantially all of Cynthia Steffe's assets. The agreement also called for Cynthia Steffe to license her trade names to the Company.
March 2, 2000	Announced agreement with Regent International to license better knitwear under the Company's Outlander Sportswear label.
February 15, 2000	Entered into a license agreement with the licensing subsidiary of Liz Claiborne, Inc. to manufacture dresses and suits under the Liz Claiborne and Elisabeth trademarks.

LESLIE FAY OVERVIEW

OWNERSHIP PROFILE

? Approximately 68.9% of Leslie Fay's current stock is owned by Three Cities Research and Company insiders

Type		Shares (1)	% Owned
Insiders:			
Three Cities Research, Inc.		3,269,966	57.56
John Pomerantz		390,798	6.88
John Ward (2)		0	0.00
Warren Wishart		218,758	3.85
Other Insiders		34,000	0.60
	Subtotal	*3,913,522*	*68.89*
Institutions:			
Constable Asset Management		441,407	7.77
AXA Financial Inc.		125,400	2.21
Accretive Capital Partners (3)		56,585	1.00
Fleet Boston Corp.		32,400	0.57
Harvard College		15,839	0.28
Rothschild Investment Corp.		13,500	0.24
	Subtotal	*685,131*	*12.07*
Retail (4):		1,082,041	19.05
	Total (5)	**5,680,694**	**100.00**

Notes:

(1) Source: CDA Spectrum, as of 9/30/00.

(2) John Ward currently owns no shares but has 331,560 options outstanding as of December 30, 2000.

(3) Based on February 16, 2001, letter to John Pomerantz.

(4) Derived, based on total shares outstanding less Insider and Institutional share holdings.

(5) As of December 31, 2000. Source: Management.



LESLIE FAY VALUATION ANALYSIS

CDG

LESLIE FAY VALUATION ANALYSIS

VALUATION SUMMARY ANALYSIS

? CDG used the following valuation methodologies to analyze the Three Cities offer for Leslie Fay:

- Comparable company trading and transaction multiples
    - Last twelve months and projected FY 2001 multiples

- Discounted cash flow
    - Based on Management's projections

? Based on these methodologies, Leslie Fay's equity value is between $4.80 - $5.50 per share



LESLIE FAY VALUATION ANALYSIS

VALUATION SUMMARY – EQUITY VALUE



Note: Figures based on FY 2000 estimated EBITDA of $5.4 million and fully diluted shares outstanding of 6,457,511.



LESLIE FAY VALUATION ANALYSIS

THREE CITIES OFFER PRICE CONSIDERATION ANALYSIS

Calculation of Total Consideration at $5.00 per Share Offer Price	
Common Shares Outstanding (1)	5,680,694
Common Shares Issued for Conversion of Stock Options (2)	610,318
Diluted Common Shares Outstanding	**6,291,012**
Value of Common Shares Outstanding @ $5.00 Offer Price	$28,403,470
Value of Options in the Money @ $5.00 Offer Price	3,051,590
Total Equity Value of Consideration	**$31,455,060**
Average Revolver Balance (3)	$6,747,000
Debt Outstanding (1)	4,126,000
Less Cash (1)	(8,942,000)
Less Proceeds from Options Converted	(1,932,883)
Total Three Cities Consideration	**$31,453,177**

(1) As of December 31, 2000.

(2) Options in-the-money.

(3) Average monthly balances for FY 2000.



LESLIE FAY VALUATION ANALYSIS

PUBLIC MARKET COMPARABLES – LAST TWELVE MONTHS

? Leslie Fay's comparables are composed of a diverse grouping of companies in terms of operating performance, brand name, capital structure, and size

? Certain companies, such as Polo and Jones Apparel, have a higher valuation due to significant brand appeal; while others such as Kasper possess unnaturally high multiples due to significant levels of debt (which trade at a significant discount to book)

Valuation Multiples (Dollars in Millions, Except Stock Price)	Stock Price (a)	Market Cap.	Price / LTM EPS	Firm Value (b)	Firm Value / LTM Revenues	EBITDA	EBIT
Jones Apparel Group Inc. (JNY)	$36.09	$4,306	14.9x	$5,797	1.4x	8.3x	9.9x
Polo Ralph Lauren Corp. (RL)	25.26	2,444	20.2	2,711	1.3	9.1	12.0
Liz Claiborne, Inc. (LIZ)	44.68	2,315	12.3	2,793	0.9	7.2	8.9
Tommy Hilfiger Corp. (TOM)	11.80	1,071	8.2	1,348	0.7	4.5	7.0
Nautica (NAUT)	17.63	558	12.8	533	0.8	5.8	7.4
Kellwood Company (KWD)	19.95	452	6.8	924	0.4	5.9	6.7
Phillips Van Heusen Corp (PVH)	13.80	377	14.3	609	0.4	7.3	9.6
McNaughton Apparel Group, Inc. (MAGI)	15.00	146	6.5	398	0.8	4.8	5.9
Oxford Industries Inc. (OXM)	18.26	135	6.0	190	0.2	4.4	5.7
Hartmarx Corp. (HMX)	3.00	90	10.4	177	0.3	4.7	5.9
Bernard Chaus (CHBD)	0.40	11	NM	19	0.1	NM	NM
Kasper A.S.L. Ltd. (KASP)	0.09	1	NM	217	0.6	10.1	22.4
High	--	**$4,306**	**20.2x**	**$5,797**	**1.4x**	**10.1x**	**22.4x**
Median	--	**415**	**11.4**	**571**	**0.7**	**5.9**	**7.4**
Mean	--	**992**	**11.2**	**1,310**	**0.7**	**6.6**	**9.2**
Low	--	**1**	**6.0**	**19**	**0.1**	**4.4**	**5.7**

Note: Figures adjusted for unusual and nonrecurring items.

(a) Stock price as of March 22, 2001.

(b) Firm Value equals equity value (all fully diluted shares at the stock price less any option proceeds) plus straight debt, minority interest, straight preferred stock, all out-of-the-money convertibles, less investments in unconsolidated affiliates and cash.



LESLIE FAY VALUATION ANALYSIS

PUBLIC MARKET COMPARABLES IMPLIED EQUITY VALUE CALCULATION – LTM

? Companies providing the best comparables for Leslie Fay can be divided into three groupings:

- Non-Mega brands: Nautica, Kellwood, Philips Van Heusen, McNaughton, Oxford Industries and Hartmarx

- Less than $1 billion in sales: Nautica, McNaughton, Oxford Industries, and Hartmarx

- Comparable profitability: Kellwood, Philips Van Heusen, Oxford Industries and Hartmarx

? Based on current EBITDA valuations of these groupings, Leslie Fay's selected comparable public market multiple is 5.5x EBITDA

Implied Public Market Comparable Company EBITDA Multiple Based Equity Value	
EBITDA (1)	$5,389,000
Comparable Company Public Market Multiple Range	5.5 x
Implied Leslie Fay Firm Value	**$29,639,500**
Less Average Revolver Balance (2)	(6,747,000)
Less Debt Outstanding (3)	(4,126,000)
Plus Cash (3)	8,942,000
Implied Equity Value	$27,708,500
Shares Outstanding (3)	5,680,694
Implied Equity Price per Share	**$4.88**

(1) As of December 30, 2000 (Unaudited). Adjusted for non-recurring items.

(2) Average monthly balance for FY 2000.

(3) As of December 30, 2000.



LESLIE FAY VALUATION ANALYSIS

PUBLIC MARKET COMPARABLES – PROJECTED DATA

Valuation Multiples (Dollars in Millions, Except Stock Price)	Stock Price (a)	Market Cap.	Price (b) / LTM	2001 EPS	2002 EPS	Firm Value (c)	Firm Value / 2001 EBITDA	2001 EBIT
Jones Apparel Group Inc. (JNY)	$36.09	$4,306	14.9x	12.2x	10.5x	$5,797	7.1x	8.4x
Polo Ralph Lauren Corp. (RL)	25.26	2,444	20.2	15.0	13.0	2,711	7.3	9.2
Liz Claiborne, Inc. (LIZ)	44.68	2,315	12.3	11.1	9.9	2,793	6.5	8.0
Tommy Hilfiger Corp. (TOM)	11.80	1,071	8.2	8.5	7.6	1,348	4.0	6.0
Nautica (NAUT)	17.63	558	12.8	12.7	11.9	533	5.5	7.1
Kellwood Company (KWD)	19.95	452	6.8	7.2	6.5	924	5.3	6.3
Phillips Van Heusen Corp (PVH)	13.80	377	14.3	12.8	10.9	609	5.3	6.3
McNaughton Apparel Group, Inc. (MAGI)	15.00	146	6.5	5.2	NM	398	4.8	5.9
Oxford Industries Inc. (OXM)	18.26	135	6.0	5.7	NM	190	2.6	3.0
Hartmarx Corp. (HMX)	3.00	90	10.4	9.8	8.8	177	4.9	6.2
Bernard Chaus (CHBD)	0.40	11	NM	NM	NM	19	NM	NM
Kasper A.S.L. Ltd. (KASP)	0.09	1	NM	0.2	0.1	217	7.3	12.1
High	--	**$4,306**	**20.2x**	**15.0x**	**13.0x**	**$5,797**	**7.3x**	**12.1x**
Median	--	**415**	**11.4**	**9.8**	**9.9**	**571**	**5.3**	**6.3**
Mean	--	**992**	**11.2**	**9.1**	**8.8**	**1,310**	**5.5**	**7.1**
Low	--	**1**	**6.0**	**0.2**	**0.1**	**19**	**2.6**	**3.0**

Note: Figures adjusted for unusual and nonrecurring items.

(a) Stock price as of March 22, 2001.

(b) I/B/E/S estimates as of March 22, 2001.

(c) Firm Value equals equity value (all fully diluted shares at the stock price less any option proceeds) plus straight debt, minority interest, straight preferred stock, all out-of-the-money convertibles, less investments in unconsolidated affiliates and cash.



LESLIE FAY VALUATION ANALYSIS

PUBLIC MARKET COMPARABLES IMPLIED EQUITY VALUE CALCULATION – FUTURE VALUE

? Using a similar sub-segment of comparable company groupings (non-mega brands, less than $1 billion in sales, and comparable profitability), Leslie Fay's selected comparable future public market multiple is 4.5x EBITDA

Implied Public Market Comparable Company Future EBITDA Multiple Based Equity Value			
	Downside Case	Base Case	Upside Case
2001 Projected EBITDA	$10,508,000	$13,918,000	$15,517,000
Comparable Company Public Market Multiple Range	4.5 x	4.5 x	4.5 x
Implied Leslie Fay Firm Value	**$47,286,000**	**$62,631,000**	**$69,826,500**
Less Average Revolver Balance (1)	(6,747,000)	(6,747,000)	(6,747,000)
Less Debt Outstanding (2)	(4,126,000)	(4,126,000)	(4,126,000)
Plus Cash (2)	8,942,000	8,942,000	8,942,000
Implied Equity Value	$45,355,000	$60,700,000	$67,895,500
Shares Outstanding (2)	5,680,694	5,680,694	5,680,694
Implied Equity Price per Share	**$7.98**	**$10.69**	**$11.95**

(1) Average monthly balance for FY 2000.

(2) As of December 30, 2000.



LESLIE FAY VALUATION ANALYSIS

PRECEDENT TRANSACTION COMPARABLES

? Koret and Jerell represent two close comparables to Leslie Fay in terms of product and distribution channels

- Jerell is a leading women's wear company with national accounts that include Dillard's and JC Penney

- Koret is a leading designer, manufacturer and distributor of moderately-priced women's coordinated sportswear

(Dollars in Millions)

Date	Target	Acquirer	Enterprise Value	Implied Multiples Revenues	EBITDA	EBIT
Pending	Donna Karan	LVMH Moet-Hennessy Louis Vuitton	$195.0	0.3 x	4.4 x	7.8 x
6/19/00	Joseph Abboud	Holding di Partecipazioni Industriali	65.0	0.3	N/A	N/A
11/24/99	Anne Klein	Kasper A.S.L., Ltd.	60.0	0.6	NM	NM
11/08/99	Alba-Waldensian, Inc.	Tefron Ltd.	83.0	1.1	N/A	N/A
03/02/99	Nine West Group Inc.	Jones Apparel Group Inc.	1,376.1	0.7	12.2	24.2
02/17/99	Segrets	Liz Claiborne Inc.	54.0	0.9	N/A	N/A
12/08/98	St. John's Knits	Investor Group	497.5	1.8	7.6	9.2
12/21/98	**Jerell Inc.**	**Haggar Corp.**	**42.6**	**0.6**	**6.8**	**7.0**
12/01/98	Fritzi of California Manufacturing Group	Kellwood Co.	36.8	0.3	N/A	N/A
12/01/98	**Koret Inc.**	**Kellwood Co.**	**150.1**	**0.5**	**5.5**	**6.3**
09/10/98	Sun Apparel, Inc.	Jones Apparel Group Inc.	445.5	1.1	8.2	9.6
06/11/98	Next Day Apparel	Oxford Industries	25.0	0.3	N/A	N/A
05/08/98	Farah Inc.	Tropical Sportswear Intl. Corp.	159.8	0.6	13.4	27.4
11/25/97	Bestform Group Inc.	VF Corp.	228.7	0.8	N/A	N/A
08/19/97	Frank L. Robinson Co.	Pluma Inc.	20.0	0.4	N/A	N/A
09/17/97	Designer Holdings (New Rio, LLC)	Warnaco Group Inc.	353.4	0.7	8.1	9.3
09/29/97	CS Crable Sportswear	Brazos Inc. (Brazos Sportswear)	13.2	0.4	N/A	N/A
06/03/97	Premier Sports Group Inc.	Brazos Inc. (GCS Holding)	15.6	0.4	N/A	5.9
05/13/97	SolarCo	Brazos Inc. (GCS Holding)	41.3	0.7	12.1	17.1
Mean				**0.7 x**	**8.7 x**	**12.4 x**
Median				**0.6 x**	**8.1 x**	**9.3 x**

19



LESLIE FAY VALUATION ANALYSIS

PRECEDENT TRANSACTION COMPARABLES IMPLIED EQUITY VALUE CALCULATION

? Based on the most comparable transactions for Leslie Fay (Haggar's acquisition of Jerell and Kellwood's acquisition of Koret), Leslie Fay's mean comparable transaction multiple is 6.2x EBITDA

Implied Precedent Transaction EBITDA Multiple Based Equity Value	
EBITDA (1)	$5,389,000
Comparable Company Transaction Multiple Range	6.2 x
Implied Leslie Fay Firm Value	**$33,411,800**
Less Average Revolver Balance (2)	(6,747,000)
Less Debt Outstanding (3)	(4,126,000)
Plus Cash (3)	8,942,000
Implied Equity Value	$31,480,800
Shares Outstanding (3)	5,680,694
Implied Equity Price per Share	**$5.54**

(1) As of December 30, 2000 (Unaudited). Adjusted for non-recurring items.

(2) Average monthly balance for FY 2000.

(3) As of December 30, 2000.



LESLIE FAY VALUATION ANALYSIS

DISCOUNTED CASH FLOW ANALYSIS – MANAGEMENT'S BASE CASE

	Projected Fiscal Year Ending December 31,				
(Dollars in millions, Except per Share Data)	2001	2002	2003	2004	2005
Net Income	$5.4	$6.7	$7.8	$8.7	$9.6
Net Interest Expense / (Income)	0.1	(0.2)	(0.5)	(0.8)	(1.3)
Equity (Earnings) / Loss in Uncons. Subs.	0.0	0.0	0.0	0.0	0.0
Loss on Debt Redemption	0.0	0.0	0.0	0.0	0.0
Loss on Preferred Redemption	0.0	0.0	0.0	0.0	0.0
Marginal Tax Rate	39.4%	39.9%	40.1%	40.3%	40.4%
Financing Tax Shield	(0.0)	0.1	0.2	0.3	0.5
Minority Interest in Net Income	0.0	0.0	0.0	0.0	0.0
Earnings Before Interest	**$5.5**	**$6.5**	**$7.4**	**$8.2**	**$8.8**
Depreciation	2.0	2.4	2.5	2.5	2.5
Amortization of Intangibles	0.6	0.6	0.6	0.6	0.7
Increase in Deferred Taxes	0.3	0.5	0.5	0.5	0.5
Change in Net Working Capital	2.2	(4.2)	(1.7)	(1.3)	(1.1)
Capital Expenditures	(2.0)	(2.0)	(2.5)	(2.5)	(2.5)
Unlevered Free Cash Flow	**$8.5**	**$3.9**	**$6.9**	**$8.1**	**$8.9**
Terminal EBITDA					**$20.5**
Terminal Adjusted Free Cash Flow					**$8.9**

	Terminal EBITDA Multiple Range						Base Case Assumptions:	
	3.0x	3.5x	4.0x	4.5x	5.0x		Tax Rate	39.4%
							WACC	12.0%
		Terminal Value					EBITDA Multiple	4.0x
	$61	$72	$82	$92	$102			

WACC	Firm Value as of 12/31/00						Firm Value Calculation:	
11.0%	$64	$70	$76	$83	$89		Present Value of Cash Flows	$27.307
11.5%	63	69	75	81	87		Present Value of Terminal EBITDA	$46.416
12.0%	62	68	74	80	85			
12.5%	61	67	72	78	84		**Firm Value**	**$73.723**
13.0%	60	66	71	77	82			

WACC	Equity Value per Share as of 12/31/00(a) (b)				
11.0%	$10.1	$11.1	$12.1	$13.0	$14.0
11.5%	$10.0	$10.9	$11.8	$12.8	$13.7
12.0%	$9.8	$10.7	$11.6	$12.6	$13.5
12.5%	$9.6	$10.5	$11.4	$12.3	$13.2
13.0%	$9.5	$10.3	$11.2	$12.1	$13.0

(a) Equity Value equals Firm Value less total straight and convertible debt, straight and convertible preferred stock and minority interest, plus cash, options and warrants proceeds and investments in unconsolidated subsidiaries using Management's Base Case balance sheet.

(b) Equity Value per Share equals Equity Value divided by Diluted shares outstanding, before Treasury Stock Method share buy-back. Net debt calculated using average revolver balance for FY 2000 and year end debt outstanding and cash balance.



LESLIE FAY VALUATION ANALYSIS

DISCOUNTED CASH FLOW ANALYSIS – MANAGEMENT'S DOWNSIDE CASE

	Projected Fiscal Year Ending December 31,				
(Dollars in millions, Except per Share Data)	**2001**	**2002**	**2003**	**2004**	**2005**
Net Income	$2.7	$2.8	$3.5	$3.0	$2.5
Net Interest Expense / (Income)	0.1	(0.2)	(0.3)	(0.4)	(0.6)
Equity (Earnings) / Loss in Uncons. Subs.	0.0	0.0	0.0	0.0	0.0
Loss on Debt Redemption	0.0	0.0	0.0	0.0	0.0
Loss on Preferred Redemption	0.0	0.0	0.0	0.0	0.0
Marginal Tax Rate	29.1%	33.0%	39.2%	38.7%	38.0%
Financing Tax Shield	(0.0)	0.1	0.1	0.1	0.2
Minority Interest in Net Income	0.0	0.0	0.0	0.0	0.0
Earnings Before Interest	**$2.8**	**$2.7**	**$3.3**	**$2.7**	**$2.1**
Depreciation	2.0	2.4	2.4	2.4	2.4
Amortization of Intangibles	2.1	1.3	0.4	0.4	0.5
Increase in Deferred Taxes	0.3	0.5	0.5	0.5	0.5
Change in Net Working Capital	5.6	(2.6)	0.1	(0.1)	(0.1)
Capital Expenditures	(2.0)	(2.0)	(2.5)	(2.5)	(2.5)
Unlevered Free Cash Flow	**$10.8**	**$2.4**	**$4.2**	**$3.5**	**$2.9**
Terminal EBITDA					**$8.2**
Terminal Adjusted Free Cash Flow					**$3.0**

	Terminal EBITDA Multiple Range				
	3.0x	3.5x	4.0x	4.5x	5.0x
	Terminal Value				
	$25	$29	$33	$37	$41

WACC	Firm Value as of 12/31/00				
11.0%	$34	$37	$39	$42	$44
11.5%	34	**36**	**39**	**41**	43
12.0%	33	**36**	**38**	**40**	43
12.5%	33	**35**	**38**	**40**	42
13.0%	33	35	37	39	41

WACC	Equity Value per Share as of 12/31/00(a) (b)				
11.0%	$5.4	$5.8	$6.2	$6.5	$6.9
11.5%	$5.3	**$5.7**	**$6.1**	**$6.4**	$6.8
12.0%	$5.2	**$5.6**	**$6.0**	**$6.3**	$6.7
12.5%	$5.2	**$5.5**	**$5.9**	**$6.2**	$6.6
13.0%	$5.1	$5.4	$5.8	$6.2	$6.5

Base Case Assumptions:

Tax Rate	29.1%
WACC	12.0%
EBITDA Multiple	4.0x

Firm Value Calculation:

Present Value of Cash Flows	$19.535
Present Value of Terminal EBITDA	$18.598
Firm Value	**$38.133**

(a) Equity Value equals Firm Value less total straight and convertible debt, straight and convertible preferred stock and minority interest, plus cash, options and warrants proceeds and investments in unconsolidated subsidiaries using Management's Downside Case balance sheet.

(b) Equity Value per Share equals Equity Value divided by Diluted shares outstanding, before Treasury Stock Method share buy-back. Net debt calculated using average revolver balance for FY 2000 and year end debt outstanding and cash balance.



LESLIE FAY VALUATION ANALYSIS

DISCOUNTED CASH FLOW ANALYSIS – MANAGEMENT'S UPSIDE CASE

		Projected Fiscal Year Ending December 31,			
(Dollars in millions, Except per Share Data)	2001	2002	2003	2004	2005
Net Income	$6.3	$8.4	$10.7	$12.9	$15.0
Net Interest Expense / (Income)	0.1	(0.2)	(0.5)	(0.9)	(1.6)
Equity (Earnings) / Loss in Uncons. Subs.	0.0	0.0	0.0	0.0	0.0
Loss on Debt Redemption	0.0	0.0	0.0	0.0	0.0
Loss on Preferred Redemption	0.0	0.0	0.0	0.0	0.0
Marginal Tax Rate	39.8%	40.3%	40.6%	40.8%	41.0%
Financing Tax Shield	(0.0)	0.1	0.2	0.4	0.6
Minority Interest in Net Income	0.0	0.0	0.0	0.0	0.0
Earnings Before Interest	**$6.4**	**$8.3**	**$10.4**	**$12.4**	**$14.1**
Depreciation	2.0	2.4	2.5	2.5	2.5
Amortization of Intangibles	0.6	0.6	0.6	0.6	0.7
Increase in Deferred Taxes	0.3	0.5	0.5	0.5	0.5
Change in Net Working Capital	1.9	(6.8)	(2.9)	(2.7)	(2.3)
Capital Expenditures	(2.0)	(2.0)	(2.5)	(2.5)	(2.5)
Unlevered Free Cash Flow	**$9.2**	**$3.1**	**$8.7**	**$10.9**	**$12.9**
Terminal EBITDA					**$29.6**
Terminal Adjusted Free Cash Flow					**$12.9**

Terminal EBITDA Multiple Range

3.0x	3.5x	4.0x	4.5x	5.0x

Terminal Value

$89	$104	$119	$133	$148

WACC	Firm Value as of 12/31/00				
11.0%	$86	$95	$104	$113	$122
11.5%	85	**93**	**102**	**111**	119
12.0%	83	**92**	**100**	**109**	117
12.5%	82	**90**	**98**	**107**	115
13.0%	80	88	96	105	113

WACC	Equity Value per Share as of 12/31/00(a) (b)				
11.0%	$13.7	$15.1	$16.4	$17.8	$19.2
11.5%	$13.4	**$14.8**	**$16.1**	**$17.5**	$18.9
12.0%	$13.2	**$14.5**	**$15.8**	**$17.2**	$18.5
12.5%	$12.9	**$14.2**	**$15.5**	**$16.8**	$18.2
13.0%	$12.7	$14.0	$15.3	$16.5	$17.8

Base Case Assumptions:

Tax Rate	39.8%
WACC	12.0%
EBITDA Multiple	4.0x

Firm Value Calculation:

Present Value of Cash Flows	$32.867
Present Value of Terminal EBITDA	$67.290
Firm Value	**$100.157**

(a) Equity Value equals Firm Value less total straight and convertible debt, straight and convertible preferred stock and minority interest, plus cash, options and warrants proceeds and investments in unconsolidated subsidiaries using Management's Upside Case balance sheet.

(b) Equity Value per Share equals Equity Value divided by Diluted shares outstanding, before Treasury Stock Method share buy-back. Net debt calculated using average revolver balance for FY 2000 and year end debt outstanding and cash balance.

23



LESLIE FAY VALUATION ANALYSIS

WACC CALCULATION ANALYSIS

Comparable Companies (Dollars in Millions)	Equity Beta [a]	Cost of Equity [b]	Market Cap. (Equity)	Total Debt	Preferred Stock	Debt / Cap. (Equity)	Unlevered (Asset) Beta
Jones Apparel Group Inc. (JNY)	1.14	14.6%	$4,306	$1,362	$0	24.0%	0.96
Polo Ralph Lauren Corp. (RL)	0.95	13.1	2,444	414	0	14.5	0.86
Liz Claiborne, Inc. (LIZ)	0.93	12.9	2,315	437	0	15.9	0.84
Tommy Hilfiger Corp. (TOM)	1.24	15.4	1,071	592	0	35.6	0.93
Kellwood Company (KWD)	0.62	10.4	452	494	0	52.2	0.37
Nautica (NAUT)	0.78	11.7	558	0	0	0.0	0.78
Phillips Van Heusen Corp (PVH)	0.82	12.0	377	289	0	43.4	0.56
McNaughton Apparel Group, Inc. (MAGI)	0.83	12.1	146	228	0	60.9	0.43
Oxford Industries Inc. (OXM)	0.63	10.5	135	64	0	32.2	0.49
Hartmarx Corp. (HMX)	0.65	10.7	90	126	0	58.4	0.35
Bernard Chaus (CHBD)	0.66	10.7	11	12	0	52.4	0.40
Kasper A.S.L. Ltd. (KASP)	0.53	9.7	1	217	0	99.7	0.00
Median	**0.80**	**11.9%**	--	--	–	**39.5%**	**0.53**
Mean	**0.82**	**12.0%**	--	--	–	**40.8%**	**0.58**

Relevered Beta Computation [c]

Unlevered (Asset) Beta	Debt / Capitalization (Equity)				
	30.0%	35.0%	40.0%	45.0%	50.0%
0.45	0.53	0.54	0.56	0.57	0.59
0.50	0.59	**0.61**	**0.62**	**0.64**	0.65
0.55	0.65	**0.67**	**0.68**	**0.70**	0.72
0.60	0.71	**0.73**	**0.74**	**0.76**	0.78
0.65	0.77	0.79	0.81	0.83	0.85

Assumptions

Tax Rate for Comparable Companies	40.0%
Tax Rate for Subject Company (T)	40.0%
Risk-Free Rate (30-Year TSY) (R$_F$)	5.4%
Pretax Cost of Debt (K$_D$) [f]	10.5%
Equity Risk Premium (R$_M$-R$_F$) [g]	8.1%
Micro Cap Equity Risk Premium R$_P$ [g]	4.3%

Weighted Average Cost of Capital [e]

Unlevered (Asset) Beta [d]	Debt / Capitalization (Equity)				
	30.0%	35.0%	40.0%	45.0%	50.0%
0.45	11.9%	11.6%	11.4%	11.2%	10.9%
0.50	12.2%	**12.0%**	**11.7%**	**11.5%**	11.2%
0.55	12.6%	**12.3%**	**12.1%**	**11.8%**	11.6%
0.60	13.0%	**12.7%**	**12.4%**	**12.2%**	11.9%
0.65	13.3%	13.0%	12.8%	12.5%	12.2%

(a) Source: Bloomberg's estimate using Value Line's estimation methodology using returns vs. the S&P 500 as of 3/22/01.

(b) Cost of Equity = Risk-Free Rate (R$_F$) + Equity Beta (B$_E$) * Equity Risk Premium (R$_M$ - R$_F$).

(c) Relevered Beta = Unlevered Beta * [1+ ((1-T) * (Debt/Equity)) + Pfd/Equity].

(d) The relevered asset beta, using a 40.00% debt/ capitalization and an unlevered asset beta of 0.55 which generates a WACC of 12.1%, is 0.68.
The relevered beta can be calculated using the equation in footnote (c), solving for the equity beta.

(e) WACC = [(R$_F$ +(b$_E$ * (R$_M$ - R$_F$)) + R$_P$) * %E] + [K$_D$ * (1 - T) * %D]. Assumes pretax cost of debt remains constant.

(f) Pretax Cost of Debt (10.50%) is equal to a B Rated Bond at 03/22/01.

(g) Source: Ibbotson Associates 2000 Yearbook: Valuation Edition.



APPENDICES

OPTIONS SCHEDULE

OPTIONS SCHEDULE ANALYSIS

Grant Date	Options Exercisable	Average Price	Stock Offer Price	Shares Exercised	Total Proceeds
6/4/1997	280,240	$3.09	$5.00	280,240	$865,942
6/10/1997	60,000	3.09	5.00	60,000	185,400
9/22/1997	20,000	5.75	5.00	--	--
9/22/1997	69,000	5.75	5.00	--	--
12/22/1997	4,000	6.25	5.00	--	--
1/4/1998	170,078	3.09	5.00	170,078	525,541
6/3/1998	16,666	7.44	5.00	--	--
9/8/1998	4,000	6.25	5.00	--	--
10/27/1998	37,500	6.13	5.00	--	--
1/11/1999	2,000	6.50	5.00	--	--
5/12/1999	13,333	6.31	5.00	--	--
12/29/2000	100,000	3.56	5.00	100,000	356,000
	776,817	**$3.79**		**610,318**	**$1,932,883**

Source: Management. As of December 30, 2000

As of December 30, 2000, 854,318 options outstanding of which 776,817 options are exercisable .



PERFORMANCE TO PREVIOUS PLAN

COMPARISON OF 1999 – 2000 ACTUAL RESULTS TO PREVIOUS MANAGEMENT PROJECTIONS

(Dollars in Millions)

	1999				2000			
	Actual	**Projected**	**Variance**		**Actual**	**Projected**	**Variance**	**%**
Sales	$197.4	$192.9	$4.5	*2.3%*	$212.7	$215.3	($2.6)	*(1.2%)*
Gross Profit	$48.8	$49.9	($1.1)	*(2.4%)*	$47.3	$55.8	($8.5)	*(17.9%)*
Gross Margin	*24.7%*	*25.9%*	(1.2%)		*22.3%*	*25.9%*	(3.7%)	
EBITDA	$10.9	$14.7	($3.8)	*(34.4%)*	$5.4	$17.4	($12.0)	*(222.2%)*
EBITDA Margin	5.5%	7.6%	(2.1%)		2.5%	8.1%	(5.5%)	
Interest Expense	$2.3	$2.1	$0.2	*7.7%*	$3.0	$2.1	$0.8	*27.9%*
Net Income	$8.3	$10.5	($2.2)	*(26.1%)*	$7.7	$9.0	($1.3)	*(17.3%)*

COMPARABLE COMPANY 3 YEAR GROWTH ANALYSIS

COMPARABLE GROWTH RATES

Operating Growth Rates	3-Year Historical Growth Rates						
	Revenues	**Gross Profit**	**SG&A**	**EBITDA**	**EBIT**	**Net Income**	**EPS**
Jones Apparel Group Inc. (JNY)	50.7%	68.8%	79.9%	59.6%	53.4%	40.2%	33.7%
Polo Ralph Lauren Corp. (RL)	15.1	15.4	15.0	20.6	14.9	(0.0)	NM
Liz Claiborne, Inc. (LIZ)	7.9	6.4	7.3	6.6	3.9	2.0	9.0
Tommy Hilfiger Corp. (TOM)	52.8	44.8	50.7	45.0	37.0	36.4	21.4
Kellwood Company (KWD)	2.3	3.6	2.2	1.0	7.0	(33.9)	(34.4)
Nautica (NAUT)	13.2	13.3	24.2	(3.6)	(8.8)	(9.5)	(4.1)
Phillips Van Heusen Corp (PVH)	(3.0)	4.6	(2.2)	NM	NM	NM	NM
McNaughton Apparel Group, Inc. (MAGI)	21.2	44.9	19.4	113.9	119.6	674.6	673.6
Oxford Industries Inc. (OXM)	4.1	(0.4)	0.5	(0.8)	(2.5)	(2.4)	4.4
Hartmarx Corp. (HMX)	(3.0)	1.8	7.3	(13.6)	(15.9)	(23.4)	(17.3)
Bernard Chaus (CHBD)	(2.6)	(11.5)	(3.2)	(48.3)	(51.6)	(78.9)	(84.2)
Kasper A.S.L. Ltd. (KASP)	1.0	9.4	18.2	(6.8)	(21.1)	NM	NM
High	**52.8%**	**68.8%**	**79.9%**	**113.9%**	**119.6%**	**674.6%**	**673.6%**
Median	**6.0**	**7.9**	**11.2**	**1.0**	**3.9**	**(1.2)**	**4.4**
Mean	**13.3**	**16.7**	**18.3**	**15.8**	**12.4**	**60.5**	**66.9**
Low	**(3.0)**	**(11.5)**	**(3.2)**	**(48.3)**	**(51.6)**	**(78.9)**	**(84.2)**
Leslie Fay Company, Inc. (LFAY)	**18.0**	**12.6**	**26.4**	**(35.1)**	**(51.4)**	**(72.4)**	**(69.1)**

Note: EBITDA, EBIT, Net Income to Common, and EPS adjusted for unusual and nonrecurring items.
LTM: Latest Twelve Months.



COMPARABLE COMPANY MARGIN ANALYSIS

COMPARABLE MARGIN ANALYSIS

Operating Margins	LTM Ended	LTM Margins					
		Gross Profit	**SG&A**	**EBITDA**	**EBIT**	**Net Income**	**CAPEX**
Jones Apparel Group Inc. (JNY)	10/1/00	41.1%	26.8%	17.0%	14.3%	7.1%	1.1%
Polo Ralph Lauren Corp. (RL)	12/30/00	47.5	37.3	13.9	10.5	5.6	4.7
Liz Claiborne, Inc. (LIZ)	9/30/00	39.6	29.2	12.8	10.4	6.5	2.4
Tommy Hilfiger Corp. (TOM)	12/31/00	35.2	25.0	15.8	10.2	7.1	5.6
Kellwood Company (KWD)	10/31/00	20.7	14.6	6.8	6.1	3.2	(0.2)
Nautica (NAUT)	12/2/00	47.5	37.2	14.7	11.4	7.1	4.6
Phillips Van Heusen Corp (PVH)	10/29/00	34.9	29.7	6.0	4.6	1.9	2.1
McNaughton Apparel Group, Inc. (MAGI)	2/3/01	28.7	15.7	15.7	13.0	4.9	1.4
Oxford Industries Inc. (OXM)	12/1/00	18.6	14.6	5.2	4.0	2.2	0.6
Hartmarx Corp. (HMX)	11/30/00	28.2	22.4	5.5	4.4	1.3	0.7
Bernard Chaus (CHBD)	12/31/00	18.1	22.7	(3.9)	(4.5)	(6.0)	2.9
Kasper A.S.L. Ltd. (KASP)	9/30/00	29.4	26.7	6.1	2.7	(3.2)	1.4
High	--	**47.5%**	**37.3%**	**17.0%**	**14.3%**	**7.1%**	**5.6%**
Median	--	**32.2**	**25.8**	**9.8**	**8.1**	**4.1**	**1.7**
Mean	--	**32.5**	**25.2**	**9.6**	**7.2**	**3.1**	**2.3**
Low	--	**18.1**	**14.6**	**(3.9)**	**(4.5)**	**(6.0)**	**(0.2)**
Leslie Fay Company, Inc. (LFAY)	**12/30/00**	**22.3**	**21.4**	**1.5**	**1.3**	**0.3**	**0.7**

Note: EBITDA, EBIT, Net Income to Common, and EPS adjusted for unusual and nonrecurring items.

LTM: Latest Twelve Months.



COMPARABLE COMPANY PROFILES

BERNARD CHAUS, INC.

Bernard Chaus, Inc. designs, manufactures and markets an extensive range of women's career and casual sportswear. The company's products are sold through department store chains, retailers and other retail outlets. The company's products are sold under the brand names Josephine Chaus Collection, Josephine Chaus Studio, Josephine Chaus Essentials and Josephine Chaus Sport. Josephine Chaus Collection offers better tailored career clothing. Josephine Chaus Studio offers a line of sportswear featuring contemporary styling and a more casual approach to traditional career dressing. Josephine Chaus Essentials offers a line of sportswear which includes jackets, skirts, pants, blouses and sweaters. Josephine Chaus Sport offers casual tops, sweaters, pants, skirts, shorts and other items. The company has offices in Hong Kong, Korea and Taiwan.

STOCK PERFORMANCE VS S&P INDEX



SUMMARY FINANCIALS

(Dollars in Millions, Except EPS)	Latest 10-Q	Prior 10-Q	LTM	2000
Revenues	$70.9	$96.7	$155.7	$181.5
EBITDA	(2.8)	6.4	(6.1)	3.1
Margin	*(4.0%)*	*6.6%*	*(3.9%)*	*1.7%*
EBIT	(3.4)	6.2	(7.1)	2.6
Margin	*(4.8%)*	*6.4%*	*(4.5%)*	*1.4%*
Net Income	(4.6)	4.9	(9.4)	0.2
Firm Value	18.9	Current Stock Price (3/22/01)		$0.40
Market Capitalization	10.9	52-Week High Stock Price		1.88
Net Debt	8.1	52-Week Low Stock Price		0.25
FV / LTM EBITDA	NM			
FV / LTM EBIT	NM			

RECENT NEWS

September 8, 2000: Announced appointment of Nicholas DiPaolo as Vice Chairman and Chief Operating Officer.

May 15, 2000: Notified by the New York Stock Exchange that the Company does not meet continued listing rules.

March 29, 2000: Announced the appointment of Jackie Muldowney to the newly created position of Vice President of Merchandising.

January 21, 2000: Announced the appointment of Gregory Mongno, a 16-year veteran of the apparel industry, as Senior Vice President of Sales and Marketing.
.



COMPARABLE COMPANY PROFILES

HARTMARX CORP.

Hartmarx Corporation manufactures and markets men's and women's apparel in the United States. The men's apparel group manufactures a wide variety of products including men's suits, sportcoats, golfwear and slacks under established brand names or private labels of major retailers. The company owns two of the most recognized brands in men's tailored clothing, "Hart Schaffner & Marx(R)" and "Hickey-Freeman". Hartmarx also produces moderately priced women's sportswear and accessories. The company has entered into a license agreement to market and distribute products in 13 countries. The company acquired The Royal Shirt Company, Ltd. and The Coppley, Noyes and Randall Limited in 1999. Men's apparel group accounted for 93% of 1999 revenues and women's apparel group, 7%.

STOCK PERFORMANCE VS S&P INDEX



SUMMARY FINANCIALS

(Dollars in Millions, Except EPS)	Latest 10-Q	Prior 10-Q	LTM	2000
Revenues			$683.8	$683.8
EBITDA			37.5	37.5
Margin			*5.5%*	*5.5%*
EBIT			29.9	29.9
Margin			*4.4%*	*4.4%*
Net Income			8.6	8.6
Firm Value	177.4	Current Stock Price (3/22/01)		$3.00
Market Capitalization	89.6	52-Week High Stock Price		3.85
Net Debt	123.8	52-Week Low Stock Price		2.13
FV / LTM EBITDA	4.7x			
FV / LTM EBIT	5.9			

RECENT NEWS

November 8, 2000: Announced the formation of a strategic partnership with Ted Baker, the UK-based clothing designer and retailer.

February 16, 2000: Announced the consolidation of its fast-growing sportswear brands under one business unit.

August 31, 1999: Acquired Canadian dress and sport shirt maker Royal for an undisclosed amount.



COMPARABLE COMPANY PROFILES

JONES APPAREL GROUP, INC.

Jones Apparel Group, Inc. designs, markets and contracts for the manufacture of a broad range of women's career sportswear, suits and dresses, casual sportswear and jeanswear for men, and shoes and accessories. The products of the company are marketed under the following brand names, Jones New York, Evan-Picone, Rena Rowan and Polo Jeans Company. The company operates in three segments namely career and casual sports wear, footwear and accessories and retail operations. Career and casual sportswear includes sportswear, jeanswear, dresses suits and the lifestyle collection. Footwear and accessories include brand name and private label footwear, handbags and small leather goods. Retail operations markets apparel, footwear and accessories directly to consumers through the company's specialty retail stores. The company has international operations in the United Kingdom, Canada and Mexico.

STOCK PERFORMANCE VS S&P INDEX



SUMMARY FINANCIALS

(Dollars in Millions, Except EPS)	Latest 10-Q	Prior 10-Q	LTM	1999
Revenues	$3,180.3	$2,236.1	$4,094.9	$3,150.7
EBITDA	559.0	402.4	694.8	538.2
Margin	*17.6%*	*18.0%*	*17.0%*	*17.1%*
EBIT	476.8	355.5	584.1	462.8
Margin	*15.0%*	*15.9%*	*14.3%*	*14.7%*
Net Income	239.5	188.7	289.8	239.1
Firm Value	5,796.6	Current Stock Price (3/22/01)		$36.09
Market Capitalization	4,306.4	52-Week High Stock Price		41.09
Net Debt	1,308.4	52-Week Low Stock Price		21.25
FV / LTM EBITDA	8.3x			
FV / LTM EBIT	9.9			

RECENT NEWS

January 25, 2001: Announced sale of $350 million, $50 million more than planned, of 20-year senior zero-coupon convertible bonds.

December 15, 2000: U.S. District Court in New York gave final approval to a settlement by Jones Apparel Group Inc. and its Nine West Group Inc. unit, resolving allegations that Nine West violated antitrust laws.

April 6, 2000: Announced that it has entered into a definitive agreement with Modes Alto-Regal to acquire the Canadian licenses for several Polo Ralph Lauren brands, eight retail stores and other related assets.



COMPARABLE COMPANY PROFILES

KASPER A.S.L., LTD.

Kasper A.S.L., Ltd. (formerly Sassco Fashions, Ltd.) designs, manufactures and markets women's suits, dresses, knitwear and sportswear. The company operates 61 retail outlets and sells its products in the United States, Canada and Europe. The brands of the company are "Kasper for A.S.L.", "LeSuit", "Albert Nipon", "Kasper and Company" and "Kasper Dress". The company also designs and manufactures suits for sale under private labels. In June 1997, the company spun-off from The Leslie Fay Companies, Inc. Leslie Fay Companies, Inc. filed for bankruptcy in May 1993 and emerged from bankruptcy in June 1997. On the same date Kasper was formed as a result of the plan of reorganization from bankruptcy. In 1999, the company acquired trademarks and assets of Anne Klein and retail outlet stores from Fashions of Seventh Avenue, Inc. and Affiliates.

STOCK PERFORMANCE VS S&P INDEX



SUMMARY FINANCIALS

(Dollars in Millions, Except EPS)	Latest 10-Q	Prior 10-Q	LTM	2000
Revenues	$126.5	$90.9	$353.9	$318.2
EBITDA	13.4	15.2	21.5	23.4
Margin	*10.6%*	*16.7%*	*6.1%*	*7.3%*
EBIT	4.5	8.1	9.7	13.3
Margin	*3.5%*	*8.9%*	*2.7%*	*4.2%*
Net Income	(5.3)	1.1	(11.2)	(4.8)

Firm Value	216.6	Current Stock Price (3/22/01)	$0.09
Market Capitalization	0.6	52-Week High Stock Price	3.31
Net Debt	215.2	52-Week Low Stock Price	0.03

FV / LTM EBITDA	10.1x
FV / LTM EBIT	22.4

RECENT NEWS

November 21, 2000: Kasper ASL Ltd. signed an amended agreement with the lenders of its revolving-credit facility that will waive certain financial covenants and all existing defaults.

January 21, 2000: Entered into a license agreement with Apparel Ventures Inc. for the Anne Klein women's swimwear collection.

November 30, 1999: Announced acquisition of the assets and certain liabilities of 25 Anne Klein factory outlets from Fashions of Seventh Avenue.

July 12, 1999: Completed the acquisition of Anne Klein trademarks from Takihyo Co.'s (J.TIY) Anne Klein Co. women's apparel unit.



COMPARABLE COMPANY PROFILES

KELLWOOD COMPANY

Kellwood Company manufactures, markets and distributes apparel, home fashion and recreational camping soft goods. The products include diversified lines of men's, women's and children's clothing, sleeping bags and various soft goods. These products are mainly sold to retailers under the company's brands and labels. The products are marketed in the United States and in the Far East, including Hong Kong, Sri Lanka and China. In the fiscal year 1999 the company acquired Fritzi & Koret, Inc. and Biflex International, Inc.

STOCK PERFORMANCE VS S&P INDEX



SUMMARY FINANCIALS

(Dollars in Millions, Except EPS)	Latest 10-Q	Prior 10-Q	LTM	2000
Revenues	$1,821.9	$1,732.5	$2,283.1	$2,193.7
EBITDA	144.1	146.8	156.0	158.7
Margin	*7.9%*	*8.5%*	*6.8%*	*7.2%*
EBIT	124.5	125.5	138.6	139.6
Margin	*6.8%*	*7.2%*	*6.1%*	*6.4%*
Net Income	62.4	11.3	73.0	21.9

Firm Value	924.4	Current Stock Price (3/22/01)	$19.95
Market Capitalization	452.1	52-Week High Stock Price	25.50
Net Debt	470.5	52-Week Low Stock Price	15.13

FV / LTM EBITDA	5.9x
FV / LTM EBIT	6.7

RECENT NEWS

March 8, 2001: Announced that yearly results, with sales up 8 percent and earnings per share up 8 percent.

December 1, 2001: Completed acquisition of Group B Clothing Co., an apparel marketer of Democracy sportswear with about $26 million in annual sales.

October 3, 2000: Acquired Romance du Jour, a privately held sleepwear company based in Los Angeles.

September 22, 2000: Completed the acquisition of Dorby Frocks, a privately held maker of junior dresses and career apparel with more than $100 million in sales.

February 24, 2000: Announced the completion of its stock repurchase plan. First announced on November 23, 1999.



COMPARABLE COMPANY PROFILES

LIZ CLAIBORNE, INC.

Liz Claiborne, Inc. designs and markets an extensive range of fashion apparel and accessories. Brand names of the company include Claiborne, Crazy Horse, Dana Buchman, Elisabeth, Emma James, First Issue, Liz Claiborne, Russ, Sigri Olsen and Villager. The company operates in three segments: Wholesale Apparel, Wholesale Non-Apparel and Retail. Wholesale Apparel designs, manufactures and markets women's and men's apparel. Wholesale Non-Apparel designs, manufactures and markets fashion accessories, cosmetics and jewelry products. The Retail segment sells merchandise through company-operated specialty retail and outlet stores as well as leased departments. Products are manufactured to the company's specifications in 35 countries including China, Saipan, Dominican Republic, South Korea, Sri Lanka, Taiwan and the United States. The company's products are sold in over 70 markets outside the United States. The company acquired Podell Industries, Inc. and 85% of Segrets Inc and Lucky Brand Dungarees Inc in 1999.

STOCK PERFORMANCE VS S&P INDEX



SUMMARY FINANCIALS

(Dollars in Millions, Except EPS)	Latest 10-Q	Prior 10-Q	LTM	2000
Revenues	$2,350.2	$2,129.5	$3,027.2	$2,806.5
EBITDA	293.6	273.3	387.9	367.6
Margin	12.5%	12.8%	12.8%	13.1%
EBIT	238.8	223.5	315.1	299.8
Margin	10.2%	10.5%	10.4%	10.7%
Net Income	148.5	142.6	198.3	192.4

Firm Value	2,792.8	Current Stock Price (3/22/01)	$44.68
Market Capitalization	2,315.3	52-Week High Stock Price	51.20
Net Debt	415.4	52-Week Low Stock Price	34.38

FV / LTM EBITDA	7.2x
FV / LTM EBIT	8.9

RECENT NEWS

January 25, 2001: Announced that the Board of Directors extended the Company's previously announced program to purchase its Common Stock by authorizing the purchase of up to $150 million of its Common Stock for cash in open market purchases and privately negotiated transactions.

November 6, 2000: Announced that it reached an agreement in principle with R.G. Barry Corporation (NYSE: RGB), to license women's and men's slippers under the Liz Claiborne and Claiborne labels.



COMPARABLE COMPANY PROFILES

McNAUGHTON APPAREL GROUP, INC.

McNaughton Apparel Group, Inc. (formerly known as Norton McNaughton, Inc) designs, sources, markets and distributes women's and junior's clothing. The company's products are sold nationwide in over 8,000 individual stores, operated by over 1,500 department stores, national chains, mass merchants, off-price retail chains and specialty retailers in the United states. The products of the Company include sportswear, knitwear, casualwear, jackets, skirts, pants, blouses, sweaters, vests and shorts under the brand names like Energi, Norton McNaughton and Erika.

STOCK PERFORMANCE VS S&P INDEX



SUMMARY FINANCIALS

(Dollars in Millions, Except EPS)	Latest 10-Q	Prior 10-Q	LTM	2000
Revenues	$103.3	$87.7	$521.9	$506.3
EBITDA	14.7	10.1	82.1	77.5
Margin	*14.2%*	*11.5%*	*15.7%*	*15.3%*
EBIT	9.9	7.7	67.6	65.4
Margin	*9.6%*	*8.8%*	*13.0%*	*12.9%*
Net Income	0.9	2.1	25.7	26.9

Firm Value	397.6	Current Stock Price (3/22/01)	$15.00
Market Capitalization	145.9	52-Week High Stock Price	17.13
Net Debt	226.5	52-Week Low Stock Price	7.88

FV / LTM EBITDA	4.8x
FV / LTM EBIT	5.9

RECENT NEWS

March 12, 2001: McNaughton Apparel Group Appoints Peter Boneparth to the Position of Chairman of the Board; Company Also Announces Election of Two New Members to Its Board of Directors

January 17, 2001: Announced results for the year ended November 4, 2000, in which net income increased 215% to $26.9 million, or $3.05 per diluted share, compared to net income of $8.5 million, or $1.11 per diluted share for the same period in fiscal 1999.

December 12, 2000: Announced the closing of a three-year $210 million senior secured revolving credit facility with Bank of America, The CIT Group and Fleet Capital.

August 10, 2000: Announced that it had entered into an agreement with Jeri-Jo Knitwear, with a total payment valued at $161 million.



COMPARABLE COMPANY PROFILES

NAUTICA ENTERPRISES, INC.

Nautica Enterprises Inc. designs, manufactures and markets a wide range of men's and women's sportswear, outerwear robes and sleepwears. It also licenses the Nautica name and trademarks in the United States and throughout the world for a wide range of products. All brands are created by the in-house staff designers. The company operates 91 outlet stores throughout the United States.

STOCK PERFORMANCE VS S&P INDEX



SUMMARY FINANCIALS

(Dollars in Millions, Except EPS)	Latest 10-Q	Prior 10-Q	LTM	2000
Revenues	$178.5	$169.9	$629.9	$621.3
EBITDA	43.3	41.8	92.4	90.9
Margin	*24.2%*	*24.6%*	*14.7%*	*14.6%*
EBIT	26.4	28.6	71.7	73.9
Margin	*14.8%*	*16.8%*	*11.4%*	*11.9%*
Net Income	16.5	17.7	45.0	46.2

Firm Value	533.1	Current Stock Price (3/22/01)	$17.63
Market Capitalization	558.3	52-Week High Stock Price	19.56
Net Debt	(52.6)	52-Week Low Stock Price	8.63

FV / LTM EBITDA	5.8x
FV / LTM EBIT	7.4

RECENT NEWS

January 10, 2001: Reported disappointing fiscal third-quarter earnings, reduced expectations for fiscal 2002 and that it will temporarily discontinue a line of sportswear.

May 18, 2000: Announced that its Board of Directors has authorized the Company to purchase 2.0 million shares of Nautica common stock on the open market.

February 24, 2000: Announced plans to establish a new distribution and warehousing operation in Henry County, Virginia. Intends to begin distribution operations for its Ladies Jeans clothing line in Henry County, Virginia as soon as a distribution facility is on-line and operational.



COMPARABLE COMPANY PROFILES

OXFORD INDUSTRIES, INC

Oxford Industries, Inc. designs, manufactures and sells consumer apparel for men, women and children through its 4 operating groups namely Oxford shirt group, Lanier clothes, Oxford slacks and Oxford womenswear group. The Oxford shirt operations emcompass dress, sport shirts and broad range of men's and boys' sportswear. Lanier clothes produces suits, sportcoats, suit separates and dress slacks. Oxford slacks is a producer of private label dress, casual slacks and shorts. The Oxford womenswear is a producer of private label women's apparel. Customers include national and regional chain stores, mail order and catalog firms, discount stores, department stores and independent stores.

STOCK PERFORMANCE VS S&P INDEX



SUMMARY FINANCIALS

(Dollars in Millions, Except EPS)	Latest 10-Q	Prior 10-Q	LTM	2000
Revenues	$399.2	$405.7	$833.1	$839.5
EBITDA	16.8	24.8	43.1	51.0
Margin	4.2%	6.1%	5.2%	6.1%
EBIT	12.3	20.5	33.4	41.6
Margin	3.1%	5.1%	4.0%	5.0%
Net Income	6.2	11.6	18.0	23.4

Firm Value	190.4	Current Stock Price (3/22/01)	$18.26
Market Capitalization	134.7	52-Week High Stock Price	22.50
Net Debt	55.6	52-Week Low Stock Price	13.75

FV / LTM EBITDA	4.4x
FV / LTM EBIT	5.7

RECENT NEWS

March 6, 2001: Announced the selection of Manugistics Networks Solutions to optimize Company supply chain.

January 18, 2001: Announced plans to repurchase up to 1 million common shares in privately negotiated and open market transactions.

December 20, 2000: Announced financial results for the second quarter and six months ended December 1, 2000, in which consolidated net sales for the second quarter decreased 11.4% to $194.9 million from $219.9 million last year. Second quarter net earnings declined $4.2 million to $2.7 million from $6.9 million in the prior year.



COMPARABLE COMPANY PROFILES

PHILLIPS-VAN HEUSEN CORP.

Phillips-Van Heusen Corporation manufactures and markets men's, women's and children's apparel and footwear. The company's products include dress, sport and knit shirts, casual shoes, sweaters, neckwear, furnishings, bottoms, outerwear and leather and canvas accessories. "Van Heusen", "Bass", "Izod", "Gant", "Geoffrey Beene", "Jantzen" "Pyramid Sportswear AB" and "DKNY" are the premier brands under which the company sells its products. Apparel accounted for 70% (branded sportswear & other apparel, 47% and dress shirts, 23%) of 1999 revenues and footwear and related products, 30%.

STOCK PERFORMANCE VS S&P INDEX



SUMMARY FINANCIALS

(Dollars in Millions, Except EPS)	Latest 10-Q	Prior 10-Q	LTM	2000
Revenues	$1,081.5	$974.5	$1,378.5	$1,271.5
EBITDA	69.4	54.0	83.1	68.9
Margin	*6.4%*	*5.5%*	*6.0%*	*5.4%*
EBIT	54.8	39.5	63.7	43.5
Margin	*5.1%*	*4.1%*	*4.6%*	*3.4%*
Net Income	23.5	14.2	26.2	12.9
Firm Value	609.2	Current Stock Price (3/22/01)		$13.80
Market Capitalization	376.9	52-Week High Stock Price		16.45
Net Debt	286.7	52-Week Low Stock Price		6.81
FV / LTM EBITDA	7.3x			
FV / LTM EBIT	9.6			

RECENT NEWS

Feb. 21, 2001: Announced that it acquired worldwide rights to the Van Heusen name from Coats Viyella.

Jul. 24, 2000: Announced the completion of the sale of the Cluett Designer Group, Inc.

May 6, 2000: Obtained the rights to design shirts and ties bearing Regis Philbin's name on its new line of clothing.



COMPARABLE COMPANY PROFILES

POLO RALPH LAUREN, INC.

Polo is a leader in the design, marketing and distribution of premium lifestyle products. For more than 30 years, Polo's reputation and distinctive image have been consistently developed across an expanding number of products, brands and international markets. The Company's brand names, which include "Polo," "Polo by Ralph Lauren," "Polo Sport," "Ralph Lauren," "RALPH," "Lauren," "Polo Jeans Co.," "RL" and "Chaps," among others, constitute one of the world's most widely recognized families of consumer brands.

Polo's business consists of three integrated operations: wholesale, retail and licensing. Each is driven by the Company's guiding philosophy of style, innovation and quality.

STOCK PERFORMANCE VS S&P INDEX



SUMMARY FINANCIALS

(Dollars in Millions, Except EPS)	Latest 10-Q	Prior 10-Q	LTM	2000
Revenues	$1,687.3	$1,488.6	$2,147.3	$1,948.7
EBITDA	227.1	257.9	299.3	330.2
Margin	*13.5%*	*17.3%*	*13.9%*	*16.9%*
EBIT	167.0	204.9	226.1	263.9
Margin	*9.9%*	*13.8%*	*10.5%*	*13.5%*
Net Income	89.5	115.7	121.3	147.5

Firm Value	2,710.7	Current Stock Price (3/22/01)	$25.26
Market Capitalization	2,443.6	52-Week High Stock Price	30.45
Net Debt	256.3	52-Week Low Stock Price	12.75

FV / LTM EBITDA	9.1x
FV / LTM EBIT	12.0

RECENT NEWS

January 26, 2001: Announced that Sara Lee Corp. will no longer manufacture or distribute the Company's women's underwear line, which it plans to position as a luxury category.

April 13, 2000: Announced that Roger Farah has replaced Lance Isham as President.

January 6, 2000: Announced that it had completed its acquisition of Poloco S.A.S. and certain of its affiliates, which hold licenses to sell in Europe men's and boys' Polo apparel, the men's and women's Polo Jeans business, and certain Polo accessories for an aggregate cash consideration of approximately $200 million. In addition to the wholesale business, included in the acquisition was a Polo store in Paris and six outlet stores located in France, the United Kingdom and Austria.



COMPARABLE COMPANY PROFILES

TOMMY HILFIGER COMPANIES, INC.

Tommy Hilfiger Corporation designs, sources and markets men's and women's sportswear, jeanswear and childrenswear. The company wholesales its products to departmental stores and also sells through its retail outlets throughout the United States, Canada, Mexico, Europe, Japan, Central and South America, Hong Kong and other countries in the Far East. The company operates in three segments: Wholesale, Retail and Licensing. As of March 2000, the company had 84 outlets and 4 specialty stores to market its products. The Fashion line represents the most updated component of the company's product line. The company's trademarks include Tommy Hilfiger (R), Tommy Jeans(R), Tommy (R), Tommy Girl (R), Hilfiger Athletics (R) and Tommy.com.

STOCK PERFORMANCE VS S&P INDEX



SUMMARY FINANCIALS

(Dollars in Millions, Except EPS)	Latest 10-Q	Prior 10-Q	LTM	2000
Revenues	$1,408.9	$1,501.9	$1,884.2	$1,977.2
EBITDA	229.6	337.7	297.2	405.3
Margin	*16.3%*	*22.5%*	*15.8%*	*20.5%*
EBIT	151.4	265.2	192.2	306.0
Margin	*10.7%*	*17.7%*	*10.2%*	*15.5%*
Net Income	97.4	173.9	134.1	210.6

Firm Value	1,348.5	Current Stock Price (3/22/01)	$11.80
Market Capitalization	1,071.0	52-Week High Stock Price	17.25
Net Debt	262.2	52-Week Low Stock Price	6.31

FV / LTM EBITDA	4.5x
FV / LTM EBIT	7.0

RECENT NEWS

February 1, 2001: Announced third quarter results in which net revenue was $475.8 million compared to $521.2 million in the same period the prior year. Net income was $42.7 million versus $59.1 million in the same period a year ago.

January 8, 2001: Announced the launch of a "Woman" large-size clothing line. The company said the line will be available in sizes 14-22 and will be an extension of the existing women's sportswear line.

December 28, 2000: Announced that it had entered into a new licensing arrangement with Swank, Inc. to manufacture and distribute Men's belts, jewelry and small leather goods.

